Exhibit 99.3

STRATEGIC ALLIANCE AGREEMENT

Between

DENTSU INC.

And

PUBLICIS GROUPE S.A.

Dated as of November 30, 2003

TABLE OF CONTENTS

1	Basic Principles of the Strategic Alliance		1
	(i)	Serving Publicis Clients in Japan	2
	(ii)	Serving Dentsu Clients in the Americas, Europe, Australia	2
	(iii)	Future Dentsu Ventures in the Americas, Europe and Australia	2
	(iv)	No Partnering with Major Competitors	2
	(v)	Dentsu Network in Asia	3
	(vi)	Global Media Alliance	3
	(vii)	Sharing of Knowledge	3
	(viii)	Dentsu-Leo Burnett Relationship	4
	(ix)	Joint Development of Communication Businesses	4
	(x)	Strategic Alliance Executive Group	4
2	Strategic Alliance Executive Group		4
	(i)	Composition; Mission	4
	(ii)	Meetings; Rules	4
3	Service to Clients		5
4	Equity Accounting		5
5	Term		5
6	Miscellaneous		6
	(i)	Notices	6
	(ii)	Governing Law; etc.	7
	(iii)	Arbitration	7
	(iv)	Judicial Procedure	8
	(v)	Binding Effect	8
	(vi)	Assignment	8
	(vii)	No Third-Party Beneficiaries	8
	(viii)	Affiliates	8
	(ix)	Amendment; Waivers, etc.	9
	(x)	Severability	9
	(xi)	Confidentiality	9
	(xii)	Execution Copies	9
	(xiii)	Entire Agreement	10

     STRATEGIC ALLIANCE AGREEMENT, dated as of November 30, 2003, between DENTSU INC., a company organized under the laws of Japan with its principal office at 1-8-1, Higashi-Shimbashi, Minato-ku, Tokyo 105-7001, Japan (“Dentsu”), and PUBLICIS GROUPE S.A., a société anonyme organized under the laws of the Republic of France with its principal office at 133 avenue des Champs-Elysées, 75008 Paris, France (“Publicis”).

     WHEREAS, Publicis has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with B|COM3 GROUP, INC., a corporation organized under the laws of Delaware (“B|Com3”), and a wholly-owned Delaware subsidiary of Publicis (the “Acquisition Company”), providing among other things for the merger (the “Merger”) of B|Com3 into the Acquisition Company;

     WHEREAS, the Merger was consummated on September 24, 2002, upon which consummation Dentsu became the holder of approximately 15% of the ordinary shares of Publicis and approximately 15% of the vote at shareholders’ meetings of Publicis;

     WHEREAS, Dentsu has expertise in providing advertising agency services principally in Japan and elsewhere in Asia, and Publicis has expertise in providing advertising agency services in Australia, Central, Eastern and Western Europe, and in the Americas, and the parties recognize that entering into a strategic alliance would result in substantial benefits by allowing each of Dentsu and Publicis to learn from and rely upon the other’s expertise and thus improve the services which they can offer to their respective clients worldwide, which in turn will enable both firms to compete more effectively with global advertising agencies such as WPP, IPG and Omnicon, as well as with local competitors; and

     WHEREAS, Dentsu and Publicis entered into a Memorandum of Understanding dated March 7, 2002 (the “Strategic Alliance MOU”) with respect to their decision to create a strategic alliance (the “Strategic Alliance”) and now wish to enter into the present Agreement in order to set forth the terms and conditions which are to govern such Strategic Alliance.

     NOW THEREFORE, in consideration of the mutual promises and covenants made herein and of the mutual benefits to be derived herefrom, the parties hereto agree as follows:

1. Basic Principles of the Strategic Alliance.

     It is the intention of the parties that the Strategic Alliance proceed in accordance with the following principles:

(i) Serving Publicis Clients in Japan

     Publicis will terminate, and will cause its affiliates Saatchi & Saatchi and Zenith Optimedia Holding to terminate in an orderly manner and with respect for its current partners, within 12 to 18 months after the effective time of the Merger, their respective current arrangements and agreements with partners in Japan.

     Publicis will terminate its arrangements relating to possible acquisitions of advertising agencies in Japan.

     Publicis will partner exclusively with Dentsu in Japan and will not initiate any new activity in Japan without prior consultation with Dentsu.

(ii) Serving Dentsu Clients in the Americas, Europe, Australia

     Publicis companies will, as and when requested by Dentsu, represent Dentsu and its clients, subject to limitations imposed by client conflict policies, in the Americas, Central, Eastern and Western Europe, Australia and New Zealand, Middle and Near East and Africa, provided that:

     (a) subject to conflict limitations, Dentsu may choose the member of the Publicis group it wishes to partner with to develop global client relationships; and

     (b) where it is in the mutual interest of the parties, Dentsu will consolidate its existing business with the operations of the Publicis group in Europe and the Americas, on mutually acceptable terms and conditions.

(iii) Future Dentsu Ventures in the Americas, Europe and Australia

     Dentsu will consult with Publicis before making any investments, initiating joint ventures or new ventures in Australia, Central, Eastern and Western Europe, and the Americas, provided that Dentsu and Publicis agree that Dentsu may invest in such markets independently of Publicis if Dentsu determines that it is in Dentsu’s best interest to do so, and if Dentsu so determines it will inform Publicis of such determination before entering into binding commitments therefor.

(iv) No Partnering with Major Competitors

(a)	Dentsu will not partner with WPP, IPG, Omnicom or Havas; and

(b)	Publicis will not partner with WPP, IPG, Omnicom, Havas or Hakuhodo.

     For purposes of this Section 1(iv), the term “partner” shall mean enter into a multi-country, national or regional alliance, partnership or joint venture with, make a significant investment in or an issuance of securities reserved to any of the major competitors that are identified in clauses (a) and (b) above.

     For the avoidance of doubt, none of the following events shall be considered to be a partnering with any of the major competitors that are identified in clauses (a) and (b) above:

•	being a member or a supporter of a professional organization;

•	with respect to clause (a), entering into any agreement which is subject to Publicis’ approval;

•	with respect to clause (b), entering into any agreement which is subject to Dentsu’s approval; or

•	entering into any agreement that involves a joint or cooperative offering of services limited to one country or one region provided such country or region is not itself one of the “top twenty” advertising markets in the world (as measured by the country-by-country rankings for annual media expenditures published by Zenithmedia for the calendar year immediately preceding the date of entry into such agreement, or as measured by such other country-by-country ranking as may be agreed in writing by the parties from time to time).

(v) Dentsu Network in Asia

     Publicis agrees to the continued expansion of the Dentsu Network in Asia and acknowledges the existing Dentsu partnership with WPP Group PLC through Dentsu Young & Rubicam Inc., but Dentsu agrees not to expand such partnership.

(vi) Global Media Alliance

     Dentsu and Publicis agree to the mutual development of a global media alliance on terms satisfactory to them respectively.

(vii) Sharing of Knowledge

     Dentsu and Publicis agree to share, on terms satisfactory to them and to the extent permitted by relevant contractual obligations, knowledge, research, and learning that can be used to develop and improve services to multinational clients.

(viii) Dentsu-Leo Burnett Relationship

     Publicis acknowledges that Dentsu has built relationships and new business programs with the Leo Burnett companies of the B|Com3 Group, and will, wherever possible, facilitate the continuation of such relationship and programs following the Merger.

(ix) Joint Development of Communication Businesses

     Dentsu and Publicis expect to conduct joint development activities of various communication businesses internationally, including, in particular, sports marketing businesses where Dentsu is the global leader in the market. Such development activities may include the formation of one or more joint ventures that will bear the names of both Publicis and Dentsu.

(x) Strategic Alliance Executive Group

     Dentsu and Publicis will form a Strategic Alliance Executive Group to manage the relationship, as contemplated by Section 2 below. Dentsu and Publicis will keep each other informed through the mechanism of the Strategic Alliance Executive Group of their respective expansion plans in Asia (exclusive, in the case of Dentsu, of Japan).

2. Strategic Alliance Executive Group.

     (i) Composition; Mission

     Dentsu and Publicis will promptly establish the Strategic Alliance Executive Group composed of the CEO and COO of Publicis and two executives from Dentsu. Each of Dentsu and Publicis may also designate a senior executive as an alternate for any such representative. Any such representative or alternate representative may be removed or replaced by the party which appointed him or her, and will be replaced in case of cessation of employment in a senior executive capacity, disability or death. The mission of the Strategic Alliance Executive Group will be to monitor, evaluate, consult, discuss and make recommendations to Publicis and Dentsu regarding all aspects of the Strategic Alliance, including the strategic direction and progress of the Strategic Alliance and the level of service provided to clients introduced or referred by one party to the other.

     (ii) Meetings; Rules

     The Strategic Alliance Executive Group will meet from time to time upon the request of the Chairman or any two members, and will in all events meet not less than once in every calendar quarter. The Strategic Alliance Executive Group will adopt rules regarding the selection of the locations for and notice procedures applicable to such meetings and may adopt such other rules of procedure as it deems appropriate, including rules for meetings by telephone or video conference. One of the members of the Strategic Alliance Executive Group will be appointed Chairman, who will preside at all meetings of the Strategic Alliance Executive Group but will not have a casting vote. The Chairman for the first twelve-month period will be appointed by Publicis, the Chairman for the next twenty-four months will be appointed by Dentsu, and thereafter the Chairmanship will alternate between Publicis and Dentsu every twenty-four months.

3. Service to Clients.

     Each party will cause the agencies of its group to endeavor to perform advertising services for clients referred or introduced by the other party efficiently and in accordance with (i) such agencies’ highest standards for client service, including appropriate levels of staffing with experienced personnel and appropriate utilization of the resources of the applicable agencies, and (ii) any applicable strategies and procedures established by the Strategic Alliance Execution Group.

4. Equity Accounting.

     Dentsu and Publicis agree that, if any of the arrangements contemplated by this Agreement would result in Dentsu’s inability to equity account under Japanese regulations and/or generally accepted accounting principles as the same may be changed from time to time for its investment in Publicis, Dentsu and Publicis will use their respective best efforts to adjust such arrangements to the extent necessary so as to permit Dentsu to equity account for its investment in Publicis, provided that the economic and legal substance of such adjusted arrangements will be substantially equivalent to that of the arrangements contemplated initially by this Agreement. Dentsu agrees to (i) notify Publicis if at any time the arrangements contemplated by this Agreement would result in Dentsu’s inability to equity account for its investment in Publicis, which notice shall set forth in reasonable detail the basis upon which Dentsu believes it would be unable to equity account for its investment in Publicis; and (ii) make available Dentsu’s accountants to discuss such matters with Publicis and its representatives.

5. Term.

     The term of this Agreement will be 20 years, subject to earlier termination by either party, on suitable notice to be agreed by the parties, in the event the percentage of outstanding ordinary shares of Publicis owned directly or indirectly by Dentsu shall become less than 10% by reason of the transfer by Dentsu of any of its Publicis ordinary shares, or by the failure by Dentsu to exercise its preemptive rights (droits préférentiels de souscription) or any rights of Dentsu that would entitle it to subscribe to shares on the same terms and in the same quantity as if it were exercising such preemptive rights, in each case with respect to any new issuance of Publicis ordinary shares.

6. Miscellaneous.

(i) Notices

          (x) All notices, requests, demands and other communications under this Agreement shall be in writing and shall be either (i) personally delivered, (ii) sent by Federal Express or other reputable overnight carrier or (iii) sent by telecopier (with a copy also sent by reputable overnight carrier; postage prepaid) to the party for which it is intended at the following address:

(1)	if to Dentsu, to:

Dentsu Inc.
1-8-1 Higashi-Shimbashi
Minato-ku, Tokyo 105-7001, Japan
Attention: Mr. Fumio Oshima, Executive Vice President
Telecopier No. (813) 6217-5512

with a copy to:

Debevoise & Plimpton
919 Third Avenue
New York, NY 10022
Attention: Louis Begley and Gregory V. Gooding
Telecopier No. 212-909-6836

and

Debevoise & Plimpton
21, Avenue George V
75008 Paris (France)
Attention: Antoine F. Kirry
Telecopier No. (33) 1 47 20 50 82

     or to such other address as Dentsu may have designated by notice hereunder; and

(2)	if to Publicis, to:

Publicis Groupe S.A.
133, Avenue des Champs-Elysées
75008 Paris (France)
Attention: M. Maurice Lévy
Telecopier No. (33) 43 75 50

     or to such other address as Publicis may have designated by notice hereunder.

     (y) Every notice, demand, request or other communication hereunder shall be deemed to have been duly given or served: (i) on the date on which personally delivered, with receipt acknowledged, (ii) two business days (in the country where delivered) after delivery by Federal Express or other overnight courier service, if sent by courier or (iii) upon transmission thereof by the sender and issuance by the transmitting machine of a confirmation slip confirming that the number of pages constituting the communication have been transmitted without error, if telecopied (subject to a copy of such communication also being sent by reputable overnight courier).

(ii) Governing Law; etc.

     This Agreement shall be governed in all respects, including as to validity, interpretation and effect thereof, by the internal laws of the State of New York without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of a jurisdiction other than the State of New York.

(iii) Arbitration

          (x) Any dispute, controversy or claim arising out of, relating to, or in connection with, this Agreement, or the breach, termination or validity thereof, shall be referred to and finally settled by arbitration conducted in accordance with the Arbitration Rules of the London Court of International Arbitration (the “LCIA Rules”) in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. The seat of the arbitration shall be Geneva, Switzerland. The arbitration shall be conducted in the English language, provided that either party may submit testimony or documentary evidence in the French or Japanese language if it furnishes, upon the request of the other party, interpretation or translation, as the case may be, into English of any such testimony or documentary evidence.

          (y) The arbitration shall be conducted by three arbitrators. The party commencing the arbitration (the “Claimant”) and the other party (the “Respondent”) shall each nominate one arbitrator for appointment according to the procedure set forth in the LCIA Rules. The first two arbitrators so nominated shall nominate a third arbitrator within 30 days after the nomination of the second arbitrator. When the third arbitrator has accepted the nomination, the two arbitrators making the nomination shall promptly notify the parties of the nomination. If the first two arbitrators appointed fail to nominate a third arbitrator or so to notify the parties within the time period prescribed above, then the Président of the Tribunal de Première Instance du Canton de Genève shall nominate the third arbitrator and shall promptly notify the parties of the nomination. The third arbitrator so-appointed shall act as Chair of the arbitral tribunal.

          (z) The arbitral award shall be in writing, state the reasons for the award, and be final and binding on the parties. The award may include an award of costs, including reasonable attorneys’ fees and disbursements. Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets.

(iv) Judicial Procedure

     Nothing in Section 6(iii) shall be construed to prevent any party from seeking from a court a temporary restraining order or other temporary or preliminary relief to preserve the status quo pending final resolution of a dispute, controversy or claim pursuant to Section 6(iii), or if such party makes a good faith determination that a breach of the terms of this Agreement by another party is such that a temporary restraining order or other temporary or preliminary relief is the only appropriate and adequate remedy at such time.

(v) Binding Effect.

     This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

(vi) Assignment

     This Agreement will not be assignable or otherwise transferable by any party without the prior written consent of the other party.

(vii) No Third-Party Beneficiaries

     Nothing in this Agreement shall confer any rights upon any person other than the parties and their respective heirs, successors and permitted assigns.

(viii) Affiliates

     Dentsu and Publicis agree to use their best efforts to cause their respective Affiliates to comply with the provisions of this Agreement. However, notwithstanding anything to the contrary herein, the obligations of Dentsu hereunder shall not apply to any publicly-traded Affiliate of Dentsu, including without limitation, Dentsu International Information Service, Dentsu Teck and Cyber Communications, provided, that Dentsu shall endeavor to obtain the cooperation of any such publicly-traded Affiliate in connection with the performance of Dentsu’s obligations under this Agreement to the extent such cooperation would not impair the independence of such publicly-traded Affiliate’s management. For purposes of this Section 6(viii), an “Affiliate” of any person means a person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with such person; and the term “control”

as used with respect to any person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.

(ix) Amendment; Waivers, etc.

     No amendment, modification or discharge of this Agreement, and no waiver hereunder, will be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver will constitute a waiver only with respect to the specific matter described in such writing and will in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, will be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or otherwise.

(x) Severability

     If any provision, including any phrase, sentence, clause, or Section, of this Agreement is invalid, inoperative or unenforceable for any reason, in any case or circumstance or locality, that will not have the effect of rendering such provision invalid, inoperative or unenforceable in any other case or circumstance or locality, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.

(xi) Confidentiality

     The parties shall keep this Agreement strictly confidential and will not disclose the provisions hereof except as may be required by applicable law and stock exchange rules and to their respective advisers. Except as may be required by applicable law or such rules, any press release or similar communication by either party as to this Agreement on the transactions contemplated hereby must be reviewed by the other party, and the other party must be given a reasonable opportunity to comment thereon.

(xii) Execution Copies

     This Agreement shall be executed in four original copies, each of which shall be an original.

(xiii) Entire Agreement

     This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, including without limitation the Strategic Alliance MOU. Dentsu and Publicis hereby agree and acknowledge that the Alliance Agreement dated as of March 14, 2000 between Dentsu and B|Com3 and other agreements related thereto automatically terminated upon the consummation of the transactions contemplated by the Merger Agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

PUBLICIS GROUPE S.A.		DENTSU INC

By:	/s/ Maurice Lévy	By:	/s/ Yutaka Narita

Name:	Maurice Lévy	Name:	Yutaka Narita
Title:	Président du Directoire	Title:	President